Exhibit 99.7

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, Dorota El-Rassi, residing at 70 Portsdown Road, Scarborough, Ontario do hereby certify that:

1)	I am a Senior Consultant (Resource Geology) with the firm of SRK Consulting (Canada) Inc. with an office at Suite 1300, 151 Yonge Street, Toronto, Ontario, Canada;

2)	I am a graduate of the University of Toronto with a BA.Sc (Hons) in 1997 and a MSc. in Geology in 2000. I have practiced my profession continuously since 1997. I have over 10 years’ experience in mineral exploration, resource estimation and consulting. Prior to joining SRK, I worked for Watts, Griffis and McOuat as a resource geologist. As a Resource Engineer, I estimated and audited projects in North America, South America, Asia and Africa. My experience includes gold, silver, copper, nickel, zinc, PGE and industrial mineral deposits. Areas of expertise are resource estimation, geological modelling and exploration project management;

3)	I am a Professional Engineer registered with the Association of Professional Engineers of the province of Ontario (Licence: 100012348) and a fellow with the Geological Association of Canada;

4)	I have not personally visited the Rainy River Project site but relied on a site visit completed by Mr. Glen Cole, P.Geo, a co-author of the Technical Report;

5)	I have read the definition of “qualified person” set out in National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43- 101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I contributed towards Section 14 of the Technical Report and I accept professional responsibility that section of the Technical Report;

8)	I have had prior involvement with the subject property having co-authored a previous technical reports prepared by SRK in April 2009, April 2011 and April 9, 2012 (amended June 4, 2012) and a mineral resource model in February 2010. I contributed to a previous technical report entitled “Preliminary Economic Assessment of the Rainy River Gold Property” prepared by BBA in December 2011; and the “Preliminary Economic Assessment Update of the Rainy River Gold Property” prepared by BBA in October 2012 and the “Feasibility Study of the Rainy River Gold Project” prepared by BBA in May 2013 and re-addressed to New Gold in July 2013;

9)	I have read NI 43-101 and the section of the Technical Report I am responsible for and confirm that the Technical Report has been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the section of the Technical Report under my responsibility contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Toronto, Ontario	Dorota El-Rassi [“signed and sealed”]
February 14, 2014	Dorota El-Rassi, P.Eng. (# 100012348)
Senior Resource Geologist

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